Filed by Tellabs, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Advanced Fibre Communications, Inc.
SEC File No.: 333-116794

THE FOLLOWING IS A PRESENTATION BY TELLABS, INC. AT THE BANC OF AMERICA SECURITIES 34TH ANNUAL INVESTMENT CONFERENCE ON SEPTEMBER 22, 2004.

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Expand Into Adjacent Markets

tellabs

Energize
The Core

Establish
A Presence
In Data

Expand Into
Adjacent Markets

Establish a Position in Access

> Announced a merger with AFC

7

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2005 EPS – Combination Walk Through

0.75
0.70
0.65
0.60
0.55
0.50
0.45
0.40
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
EPS
TLAB
First Call
EPS 49¢

- Tellabs First Call EPS mean estimate

19

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2005 EPS – Combination Walk Through

TLAB
Pretax
13¢
TLAB
First Call
EPS 49¢
EPS
0.75
0.70
0.65
0.60
0.55
0.50
0.45
0.40
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00

- Add Tellabs tax to arrive at pretax income

20

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2005 EPS – Combination Walk Through

AFC
Pretax
8¢
TLAB
Pretax
13¢
TLAB
First Call
EPS 49¢
EPS
0.75
0.70
0.65
0.60
0.55
0.50
0.45
0.40
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00

- Add AFC First Call pretax income

21

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2005 EPS – Combination Walk Through

EPS
0.75
0.70
0.65
0.60
0.55
0.50
0.45
0.40
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
TLAB First Call EPS 49¢
TLAB Pretax 13¢
AFC Pretax 8¢
Forgone Int Inc 4¢

22

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2005 EPS – Combination Walk Through

TLAB
First Call
EPS 49¢
TLAB
Pretax
13¢
AFC
Pretax
8¢
Forgone
Int Inc
4¢
Shares
5¢
EPS
0.75
0.70
0.65
0.60
0.55
0.50
0.45
0.40
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00

- **Deduct effect of issuing 45 million shares**

23

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2005 EPS – Combination Walk Through

tellabs
EPS
0.75
0.70
0.65
0.60
0.55
0.50
0.45
0.40
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
TLAB First Call EPS 49¢
TLAB Pretax 13¢
AFC Pretax 8¢
Forgone Int Inc 4¢
Shares 5¢
7% Synergy 5¢

- **Add synergy of 7%**

24

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2005 EPS – Combination Walk Through

tellabs
EPS
0.75
0.70
0.65
0.60
0.55
0.50
0.45
0.40
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
TLAB First Call EPS 49¢
TLAB Pretax 13¢
AFC Pretax 8¢
Forgone Int Inc 4¢
Shares 5¢
7% Synergy 5¢
Amortiz 17¢

27

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2005 EPS – Combination Walk Through

EPS
0.75
0.70
0.65
0.60
0.55
0.50
0.45
0.40
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
TLAB First Call EPS 49¢
TLAB Pretax 13¢
AFC Pretax 8¢
Forgone Int Inc 4¢
Shares 5¢
7% Synergy 5¢
Amortiz 17¢
Tax 17¢
EPS 32¢

29

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Banc of America Securities

34th Annual Investment

Conference

September 22, 2004

Tim Wiggins
Executive VP and CFO	[LOGO]

[LOGO]

This Presentation May Contain Forward-looking Statements.

Such statements should be viewed in the context of the risk factors articulated in Tellabs’ most recent SEC filings. This presentation may include GAAP and non-GAAP financial measures. A complete reconciliation of such measures can be found at our tellabs.com Web site.

[GRAPHIC]

This communication is not a solicitation of a proxy from any security holder of Tellabs, Inc. or Advanced Fibre Communications, Inc. Tellabs, Inc. has filed with the Securities and Exchange Commission an amendment to its Registration Statement on SEC Form S-4, and Advanced Fibre Communications, Inc. expects to mail a Proxy Statement/Prospectus to its stockholders concerning the proposed merger of Advanced Fibre Communications, Inc. with a subsidiary of Tellabs, Inc. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Tellabs, Inc. will be available free of charge from Tellabs Investor Relations, 1415 West Diehl Road, Naperville, IL 60563, 630-798-8800. Documents filed with the SEC by Advanced Fibre Communications, Inc. will be available free of charge from Advanced Fibre Communications Investor Relations, 1465 North McDowell Blvd., Petaluma, CA, USA 94954, 707-792-3500.

Interest of Certain Persons in the Merger

Advanced Fibre Communications, Inc., and its directors and executive officers and other members of its management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Advanced Fibre Communications, Inc. in connection with the merger. The directors and executive officers of Advanced Fibre Communications, Inc. have interests in the merger, some of which may differ from, or may be in addition to, those of the respective stockholders of Advanced Fibre Communications, Inc. generally. Those interests will be described in greater detail in the Proxy Statement/Prospectus with respect to the merger, which may include potential membership on the Tellabs, Inc. Board of Directors, option and stock holdings and indemnification. Information about the directors and executive officers of Advanced Fibre Communications, Inc. and their ownership of Advanced Fibre Communications, Inc. stock is set forth in the proxy statement for Advanced Fibre Communications, Inc.’s 2004 annual meeting of stockholders. Investors may obtain additional information regarding the interests of the participants by reading the proxy statement/prospectus when it becomes available.

Three Strategies for Growth

Energize The Core

Establish A Presence In Data	Expand Into Adjacent Markets

Energize The Core

Energize	Deployed Base:
The Core	• Ethernet capability on Tellabs® 5500
• Integrated VQE on Tellabs® 5500
Establish	• Integrated management for Tellabs® 8100/6300
A Presence	• Ethernet-over-SDH for Tellabs® 6300
In Data
New Transport Platforms:
Expand Into	• Integrated SONET and DWDM on Tellabs® 7100
Adjacent Markets	• Integrated TDM and Ethernet on Tellabs® 5500 NGX

Establish A Presence In Data

Energize
The Core
Introduce a Family of New Data Products:
Establish
A Presence	• Tellabs® 8800 multi-service router series for IP/MPLS services convergence
In Data
• Tellabs® 8600 Ethernet service delivery platform
Expand Into
Adjacent Markets

Expand Into Adjacent Markets

Energize
The Core

Establish	Establish a Position in Access
A Presence
In Data	• Announced a merger with AFC

Expand Into
Adjacent Markets

AFC Brings

•                  Leadership in access market

•                  First mover in developing fiber technologies

•                  Growing relationships with major incumbent North American carriers

•                  Established relationships with more than 800 Independent Operating Companies

•                  Growth plus a strong balance sheet

Tellabs Brings

•                        Leadership in transport market

•                        Strong relationships with major incumbent North American carriers

•                        Scale, scope and experience needed to satisfy RBOC customers

•                        Award-winning customer service capabilities

•                        Significant international channel

•                        Profitability plus a strong balance sheet

A Preeminent Combination of Growth and Profitability

[LOGO]		+		[LOGO]

Compelling Tier 1 Equipment Vendor	Broad End-to-End Solution	Well Positioned for the Network Upgrade Cycle	Accelerating Revenue Growth	Continuing Focus on Profitability

Strategic Rationale

Compelling Tier 1 Equipment Vendor	• Combines leading suppliers for access and transport • Strengthens relationships with major incumbent carriers • Strong balance sheet, cutting-edge technology

Compelling Tier 1 Equipment Vendor	• Combines leading suppliers for access and transport • Strengthens relationships with major incumbent carriers • Strong balance sheet, cutting-edge technology

Broad End-to-End Solution	• Best-of-breed access, transport and data solutions for network infrastructure
• Complementary product portfolios, with ability to manage via umbrella network management

Compelling Tier 1 Equipment Vendor	• Combines leading suppliers for access and transport • Strengthens relationships with major incumbent carriers • Strong balance sheet, cutting-edge technology

Broad End-to-End Solution	• Best-of-breed access, transport and data solutions for network infrastructure
• Complementary product portfolios, with ability to manage via umbrella network management

Well Positioned for the Network Upgrade Cycle	• Can leverage incumbent position to drive network upgrades — VoIP, FTTP, Ethernet, MPLS
• Goal of a converged MPLS framework
• Strong position in FTTP
• Redirect R&D investment to best opportunities

Accelerating Revenue Growth	• Combines two profitable businesses
• Complementary domestic and international sales channels
• Tellabs brings established professional services capabilities

Accelerating Revenue Growth	• Combines two profitable businesses
• Complementary domestic and international sales channels
• Tellabs brings established professional services capabilities

Continuing Focus on Profitability	• Leverage supply-chain efficiencies
• Operating leverage in continued businesses
• Eliminate duplicative public company costs and other SG&A savings

Overview of the
AFC Acquisition

[LOGO]

Amended Terms

•      $1.5B deal equals $16.60/share when announced

•      0.504 TLAB shares and $12 for each AFC share

•      Expected cash portion roughly equals $1.1B: $600M in cash from AFC balance sheet plus $460M from TLAB

•      Combined company have more than $1B of cash and cash equivalents on hand (if deal were to close today)

•      Accretive to full-year 2005 results on pretax, per-share basis including synergies and excluding amortization of acquired intangibles and purchase accounting adjustments

•      Subject to SEC clearance of amended S-4 Registration Statement and approval by AFC shareholders

•      Approval of TLAB shareholders not required

•      Approximately 45M TLAB shares to be issued, 461M to be outstanding

•      AFC shareholders will own about 10% of the company

•      Amended S-4 filed Monday, Sept. 20

•      Expected to close before end of 2004

2005 EPS – Combination Walk Through

[CHART]

•    Tellabs First Call EPS mean estimate

[CHART]

•    Add Tellabs tax to arrive at pretax income

[CHART]

•      Add AFC First Call pretax income

[CHART]

•      Deduct interest income from approx. $1.1B cash used in deal

[CHART]

•      Deduct effect of issuing 45 million shares

[CHART]

•      Add synergy of 7%

Potential Synergy — 2005

$ in millions	4%	7%

Revenue	$30	$42

Gross Profit	11	16
GP %	38%	38%

Cost Reduction	6	8

Total Operating Synergy	$17	$24

2005 Cost Synergy

•      Cost reductions, $6 million to $8 million

•      Public company costs

•      Shared services

•      Sales channel

•      R&D development tools

[CHART]

2005 EPS – Combination Walk Through

[CHART]

•      Deduct amortization of intangibles and deferred stock compensation

•      Estimated range, $55M to $100M, midpoint of $77M used for illustrative purposes

Acquisition Charges

•      Incremental amortization, $55M to $100 million

•      Intangibles amortization

•      Intangibles value approx, $400M to $750M

•      Amortized over life, average 7 years

•      Goodwill estimated at $320M

•      Deferred stock compensation amortization

•      Amortized over remaining vesting period

•      In Process R&D

2005 EPS – Combination Walk Through

[CHART]

•      Deduct tax, estimated range 32% to 38%

•      Midpoint of 35% used for illustrative purposes

Effective Tax Rate

•      Global tax valuation allowance approx. $250M

•      Shelter U.S. income

•      Net effect: book & cash taxes similar

•      Assured U.S. profit would ultimately eliminate benefit

•      Acquisition accounting impact

•      Book tax rate likely to increase

•      Affect reported EPS

•      Cash taxes remain substantially unchanged

Moving Ahead

•      Positive Momentum in Core Business

•      Establishing a Presence in Data

•      Acquisition of AFC Creates a Compelling Tier 1 Equipment Vendor

Our Vision	[GRAPHIC]

Deliver to customers technology that transforms the way the world communicatesTM.

[LOGO]